Filed by Galileo NewCo Limited pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

dMY TECHNOLOGY GROUP, INC. II

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

ADDITIONAL INFORMATION REGARDING THE SPECIAL MEETING OF

STOCKHOLDERS TO

BE HELD ON FRIDAY, APRIL 16, 2021

On March 26, 2021, dMY Technology Group, Inc. II (the “Company” or “dMY”) filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) regarding its Special Meeting of Stockholders (the “Special Meeting”) to be held on Friday, April 16, 2021. At the Special Meeting, the Company’s shareholders will be asked to approve the previously announced Business Combination with Galileo NewCo Limited (to be renamed Genius Sports Limited). This supplement is being filed with the SEC and is being made available to the stockholders on or about April 8, 2021, and should be read in conjunction with the Proxy Statement. The defined terms used herein shall have the meaning ascribed to them in the Proxy Statement.

Except to the extent revised or updated by the information contained herein, this supplement does not revise or update any of the other information set forth in the Proxy Statement.

PLEASE READ THESE MATERIALS CAREFULLY IN CONJUNCTION WITH THE

PROXY

STATEMENT AND OTHER PROXY MATERIALS

On April 1, 2021, Genius Sports Limited (“Genius”) announced a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”), combining a number of core NFL assets with Genius’ technology, products and distribution into global media and sports betting markets (the “License Agreement”).

Under the terms of the License Agreement, Genius obtains the right to serve as:

•	the worldwide exclusive distributor of NFL official data to the global regulated sports betting market;

•	the worldwide exclusive distributor of NFL official data to the global media market;

•	the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted); and

•	the NFL’s exclusive sports betting and i-gaming advertising partner.

In addition, Genius and NFL have announced that they will develop a jointly governed, Genius administered Innovation Technology Center, with the aim of utilizing Genius’ proprietary technology and skillsets to jointly develop the next generation of products and services for NFL.

The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments.

The License Agreement provides that, in addition to cash consideration payable to NFL under the License Agreement terms, Genius will issue to NFL an aggregate of up to 22,500,000 warrants (each, a “Warrant” and, collectively, the “Warrants”), with each Warrant entitling NFL to purchase one ordinary share of Genius (each, a “Warrant Share”) for an exercise price of $0.01 per Warrant Share. The Warrants will be subject to vesting over the six-year Term, with the first 11,250,000 of such Warrants to be vested immediately upon issuance promptly following the closing of the pending Business Combination transaction (the “Closing”), and the balance of the Warrants vesting over the remaining Term or upon certain limited specified events and on customary terms.

Each Warrant will be issued along with, and be stapled to, one share of a new class of shares of Genius, $0.001 par value (each, a “Stapled Share”), with each Stapled Share representing an economic value equal to the $0.001 par value per share, and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of 1/10 of a vote per Stapled Share. At the time a Warrant is exercised, each Stapled Share attached to such Warrant will be automatically redeemed by Genius at par value and cancelled. The Stapled Shares are not convertible into ordinary shares and are only transferable together with a Warrant (and vice versa). The Warrants will be subject to customary anti-dilution adjustments for certain events such as stock splits, stock dividends, combinations, and similar events.

At Closing, Genius and NFL will enter into an investor rights agreement, pursuant to which, among other things, (i) Genius will file a shelf registration statement for registration of the resale of the Warrant Shares, (ii) Genius will provide NFL customary piggyback registration rights with respect to the Warrant Shares and (iii) NFL will be subject to a customary lock-up period and certain transfer restrictions.

In the event that (i) the Closing does not take place on or prior to April 26, 2021, (ii) the Business Combination Agreement with dMY is terminated or (iii) the Business Combination Agreement and the transactions contemplated thereby are not approved and adopted by the requisite vote of the Company’s stockholders at the stockholders’ meeting (including any adjournments thereof), Genius has agreed to use its reasonable best efforts to renegotiate the terms of the Warrants described above to reflect warrants in a privately held company, which will include customary terms and conditions, including liquidity and put rights for NFL, and NFL will have the right to terminate the partnership until such revised terms have been agreed.

Risk Factors

Stockholders should carefully consider the following risk factors, together with all of the other information included in the Proxy Statement, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this Proxy Statement. The occurrence of one or more of the events or circumstances described in these risk factors and the ones included in the Proxy Statement, including those related to COVID-19, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, may heighten the effects of the other risk factors described below and the Proxy Statement and may have a material adverse effect on the business, cash flows, financial condition and results of operations of NewCo following the Business Combination. The Proxy Statement also contains forward-looking statements that involve risks and uncertainties and actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in the Proxy Statement. See “Cautionary Note Regarding Forward-Looking Statements” on page 69 of the Proxy Statement.

NewCo may issue additional NewCo ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of NewCo ordinary shares. Additionally, activities taken by existing dMY stockholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on NewCo Ordinary Shares.

dMY may need to obtain additional financing to complete the Business Combination, either because the transaction requires more cash than is available from the proceeds held in its trust account or because it becomes obligated to redeem a significant number of public shares upon completion of the Business Combination, in which case NewCo may issue additional NewCo ordinary shares or other equity securities or incur debt in connection with the Business Combination. NewCo may also issue additional NewCo ordinary shares or other equity securities in the future in connection with, among other things, strategic transaction such as in connection with the partnership agreement with the NFL, or future capital raising and transactions and future acquisitions, without your approval in many circumstances.

NewCo’s issuance of additional NewCo ordinary shares or other equity securities would have the following effects:

•	NewCo’s existing shareholders’ proportionate ownership interest in NewCo will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding NewCo ordinary share may be diminished; and

•	the market price of NewCo ordinary shares may decline.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding dMY or its securities, the Founders and/or their affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such NewCo ordinary shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire or vote their shares in favor of the Business Combination Proposal. The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved. Entering into any such arrangements may have a depressive effect on the NewCo ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase NewCo ordinary shares at a price lower than market and may therefore be more likely to sell the NewCo ordinary shares he, she or it owns, either prior to or immediately after the special meeting.

IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the Business Combination, dMY filed the Proxy Statement with the SEC. dMY’s stockholders and other interested persons are advised to read the Proxy Statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. The Proxy Statement and other relevant materials for the Business Combination have been mailed to stockholders of dMY as of March 12, 2021, the record date for the Special Meeting. Stockholders may also obtain copies of the Proxy Statement and other documents filed with the SEC that have been incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi, Chief Executive Officer, niccolo@dmytechnology.com.

PARTICIPANTS IN THE SOLICITATION

dMY and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY is contained in the Proxy Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi.

Genius’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Proxy Statement referred to above for the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included herein that express opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding the Company’s and Genius’ intentions, beliefs or current expectations concerning, among other things, the ability to close the Business Combination transaction with Genius, the benefits and synergies of the business combination transaction with Genius, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Genius and its subsidiaries operates. The forward-looking statements contained in this report are based on the Company’s and Genius’ current expectations and beliefs concerning future developments and their potential effects on the Business Combination with the Company and Genius. There can be no assurance that future developments affecting the Company and Genius will be those that the Company and Genius have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s and Genius’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to factors disclosed in this report and its exhibits and other factors beyond the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company and Genius will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Before a stockholder grants his, her or its proxy or instructs how his, her or its vote should be cast or vote on the Business Combination transaction with Genius, he, she or it should be aware that the occurrence of the events described herein may adversely affect the Company, Genius and their respective shareholders.